EXHIBIT 99.1

POET Technologies Announces Annual Meeting of Stockholders on July 13, 2017

SAN JOSE, Calif., June 12, 2017 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), a developer of opto-electronic fabrication processes for the semiconductor industry, announced that it will hold its Annual General Meeting (“AGM”) on Thursday, July 13, 2017 at 10:00 a.m. PDT at the Holiday Inn San Jose – Silicon Valley on 1350 North First Street.

Following the formal stockholder meeting and vote on the board’s proposals, several additional agenda items will be covered by management, including:

  Presentation on POET’s growth strategy
  Technical progress and update on POET’s GaAs and InP integration platforms
  Updated shareholder communications policy and future marketing activity

In addition to these items, management also intends to address the 2014 Shareholders Rights Plan (SRP) and the rationale for not renewing the Plan at this time. In short, the board exercised its discretion in not pursuing renewal of the SRP due in large part to favorable regulatory changes made in 2016 by the Canadian Securities Administrators, which proactively protects the interests of stockholders by ensuring the integrity of any hostile take-over bids as well as providing a process to determine whether such bids infringe on the rights of stockholders. [see enacted “Bid Amendments” contained in National Instrument (NI) 62-104].

As a result, the Company believes these new regulations effectively serve the same purpose and provide adequate protection to stockholders as those covered by the SRP approved in 2014. That being said, the board and management will continue to monitor how market participants and regulators navigate and respond to these new regulations, and subsequently determine whether POET will recommend that stockholders adopt a new SRP in the future. Given the potential complexities of these new protections afforded by the amended regulations, management plans to fully address the topic and associated rationale as part of its presentation at the AGM.

For reference, a copy of the 2014 SRP Agreement is available on POET’s website at http://www.poet-technologies.com/agm/agm2017.html.

In advance of the Annual General Meeting, investors may submit questions to the Company through a form provided on POET’s website at http://www.poet-technologies.com/agm/agm2017.html.

Webcast Information
A live audio webcast and archived replay of the Company’s Annual General Meeting will be made available in the Investor Relations section of POET’s website at www.poet-technologies.com.

Proxy Notice and Access Details
The Record Date for voting and receiving notice of the AGM was May 26, 2017.  The Company is using the “Notice and Access” method for this AGM, whereby only a proxy or a voting instruction form (“VIF”) is being mailed to the shareholders of the Company (the “Shareholders”) and the Information Circular will be available for download from the Company’s website at www.poet-technologies.com/agm following the said mailing. A proxy or VIF is scheduled to be mailed to the Shareholders today and will contain the details of the meeting and the instructions for downloading the Information Circular or requesting a hard copy.

The Company’s Transfer Agent will be mailing a proxy to the Shareholders who hold their shares in their own names (“Registered Shareholders”) and a VIF to the Shareholders who have consented to having their broker release the details of their shareholdings to the Company (known as Non Objecting Beneficial Owners or “NOBO Shareholders”). Shareholders will be able to vote online, by fax or by mail.  The Shareholders who have objected to having their information shared with the Company (known as Objecting Beneficial Owners or “OBO Shareholders”) may, at the discretion of their broker, receive a VIF mailed by the broker or its agent.  NOBO and OBO Shareholders will be required to return their VIF within the time frame, and in the manner, set out in the instructions contained in the VIF.  If they wish to attend the AGM and vote personally, they must appoint themselves as proxyholder before the cut-off time and date set-out in the VIF.  All proxy votes must be received by the Company’s transfer agent no later than 12:00 noon (EDT) on July 11, 2017. Shareholders may want to contact their broker to verify whether they are on the NOBO or OBO list and, if desired, ensure that they receive the appropriate voting form.

About POET Technologies Inc.
POET (Planar Opto-Electronic Technology) and its subsidiaries are developers of opto-electronic and photonic fabrication processes, devices and products. The company's vision is to enable the integration of photonics and electronics through both monolithic and hybrid approaches to design and packaging. Integration is fundamental to increasing functional scaling and lowering the cost of current photonic solutions that drive applications in data communications, consumer products and industrial sensing. Leveraging both Gallium Arsenide (GaAs) and Indium Phosphide (InP) technology platforms, POET believes that its advanced processes for active photonic devices and innovative passive components provide a unique and differentiated combination that will enable substantial improvements in component cost, size and performance over current photonic solutions. More information may be obtained at www.poet-technologies.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075

Shareholder Contact:
Shelton Group
Brett L. Perry
Leanne K. Sievers

E: sheltonir@sheltongroup.com